Exhibit 99.2

PRESS RELEASE

TOSCANA AEROPORTI: JUDGEMENT OF THE REGIONAL ADMINISTRATIVE COURT

Florence, May 27, 2019 – Toscana Aeroporti S.p.A. was disappointed to learn of the judgement rendered by the Regional Administrative Court (TAR) of the Region of Tuscany, granting the petitions lodged by the committees and the municipalities located in the "Piana del Castello" area, near Florence, and quashing the Decree-Law relating to the approval of the Environmental Impact Assessment for the new runway of the Florence Airport.

It seems clear that, unfortunately, it is impossible to develop infrastructure in Italy, considering that the Judge completely overturned the assessment given by the national ministerial commission of experts, supported and endorsed by the competent ministers of three different national governments (Renzi, Gentiloni and Conte), regarding the suitability of the technical documentation to demonstrate the lack of negative impacts on the environment.

In the Regional Administrative Court's view, the administration ought to have requested further inquiries, instead of concluding that the investigation had been thorough and complete. However, Article 5 of Legislative Decree No. 152 of 2006, as amended by Legislative Decree No. 104 of 2017, provides that an Environmental Impact Assessment is conducted on a plan presenting "a level of information and detail that is at least equivalent to that of the feasibility plan, as defined in Article 23, paragraphs 5 and 6, of Legislative Decree No. 50 of April 18, 2016, and in any event a level sufficient to permit a thorough assessment of the environmental impacts." We therefore would like to cite the letter — in complete technical disagreement with the Judge's ruling — sent to the Italian Civil Aviation Authority (ENAC) by the Department of Environmental Assessment of the Ministry of the Environment, which concludes that "the planning documentation in the procedure's archives may be regarded as adequate for the purposes of Environmental Impact Assessment rules [...] already deemed sufficient and complete."

It should also be noted that it was not Toscana Aeroporti that concluded that the plan details were adequate for the Environmental Impact Assessment, but the competent technical departments of the Ministry. Toscana Aeroporti did everything asked of it in the course of the administrative proceedings.

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The judgement does not revolve around legal issues; rather, it enters into the merits of technical details, overturning the opinion of the institutional technical experts assigned to the case. It therefore seems, at the very least, peculiar that the Judge, examining the merits of the plan's details, did not rely on a technical expert and that the judgement was rendered on the same day as the hearing. Essentially, in just a few hours, the Panel of judges — without any technical expertise in the field — examined, analyzed and assessed 146 planning documents and a total of 399 technical and environmental documents, which it took qualified ministerial and institutional technical experts and various universities more than two and a half years to prepare and approve. Finally, the Judge finds fault with the fact that the ministerial Environmental Observatory, tasked with verifying compliance with the requirements, did not include any representatives of the municipalities opposed to the project. There is no law mandating what the Judge has ruled.

The judgement thus interrupts the procedures necessary to the completion of the project, despite the favorable conclusion of the Service Conference.

In protection of the legitimate interests of the Company, its shareholders, the city of Florence — which has been waiting for this project for 50 years — and all those who support the value of infrastructure as a driver of development and wellbeing, Toscana Aeroporti has instructed its legal counsel to immediately lodge an appeal before the Council of State with a motion for a stay of the judgement.

Contacts:	Media Relations:
Investor Relations:	Barabino & Partners
Toscana Aeroporti S.p.A.	Giovanni Vantaggi
Gabriele Paoli	Ph. +39 02/72.02.35.35
Investor Relations Manager	g.vantaggi@barabino.it
gabriele.paoli@toscana-aeroporti.com	Mobile +39 328/83.17.379

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